\                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                     common shares of beneficial interest
          -----------------------------------------------------------
                         (Title of Class of Securities)

                 CIK  0001022105               EIN  74-6439983
          -----------------------------------------------------------
                                 (CUSIP Number)

                     John Mosher, Greystone Advisers, Inc.
         13333 Blanco Road, Suite 314, San Antonio, Texas  78216-7756
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 27, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 6 Pages

                           FORM 13(d) QUESTIONNAIRE


COMMISSION FILE NO. 0-21443
--------------------------------------------------------------------------------
1) Your name and social security number or IRS Identification No.
Mr. William L. Clifton, Jr.,

--------------------------------------------------------------------------------
2) Are you are a member of a group that owns the shares of Plymouth giving rise to the need to file this form?

No
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds with which you acquired the subject shares.
OO

--------------------------------------------------------------------------------
5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e),
N/A

--------------------------------------------------------------------------------
6) Citizenship or place of organization
USA

--------------------------------------------------------------------------------
                7) Sole Voting Power               0

              ------------------------------------------------------------------
Number of       8) Shared Voting Power             81,160
Shares
Beneficially  ------------------------------------------------------------------
Owned           9) Sole Dispositive Power          0

              ------------------------------------------------------------------
                10) Shared Dispositive Power       81,160

--------------------------------------------------------------------------------
11) Aggregate amount beneficially owned by each reporting person
      81,160
--------------------------------------------------------------------------------
12) Check if the aggregate amount in row 11 excludes certain shares
     N/A
--------------------------------------------------------------------------------
13) Percent of class represented by amount in row 11
     8.81%
--------------------------------------------------------------------------------
14) Type of reporting person
     IN

--------------------------------------------------------------------------------
ITEM 1:  SECURITY AND ISSUER:

      Security:   Shares of beneficial interest (only one class)
      Issuer:     Plymouth Commercial Mortgage Fund




--------------------------------------------------------------------------------

ITEM 2. YOUR IDENTITY AND BACKGROUND:

        a. Name:                                William L. Clifton, Jr.
        b. Address:                             P.O. Box 7005
                                                Waco, TX 76714-7005
        c. Occupation or business:              Private Investor
        d. Convictions within past 5 years:     None
        e. Securities violations within the
           past 5 years:                        None


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

One trust for which Mr. Clifton serves as a trustee which owns a total of 31,160 shares of beneficial interest received its shares through debt forgiveness, the exchange of a limited partnership interest, and by borrowing from a bank. The exchange of interests is described below in Item 5 and was for a total of 16,160 Shares. In addition, the trust borrowed $150,000 pursuant to a line of credit agreement with Central National Bank of Waco to purchase 15,000 shares. The line of credit is maintained by the trust for day to day business expenses and was not entered into specifically for this purchase. The borrowing was repaid shortly thereafter.

All the remaining shares of beneficial interest were acquired in exchange for forgiveness of debt owed by a limited partnership acquired by Plymouth Commercial Mortgage Fund (as described in item 5 below). No other sources of funds were utilized.


ITEM 4. PURPOSE OF TRANSACTION:

The purchase was made for investment purposes only and no other related transaction is contemplated.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

        Mr. Clifton owns no shares of beneficial interest ("Shares") of Plymouth Commercial Mortgage Fund ("Plymouth") directly. He serves as a trustee for four trusts that own a total of 61,160 Shares and has two children whose trusts own 10,000 Shares each. Mr. Clifton shares voting power with Mr. Mr. Goodhue W. Smith, III on three trusts that own a total of 30,000 Shares and shares voting power on the fourth trust which owns 31,160 Shares with Ms. Mary Lacy Clifton Chase. Mr. Smith's and Ms. Chase's addresses are as follows:

        Mr. Goodhue W. Smith, III       Ms. Mary Lacy Clifton Chase
        311 Third St., Suite 300        P.O. Box 7005
        San Antonio, Texas 78205        Waco, TX 76714-7005

Mr. Smith is the investment banker who is a principal in the Company that assisted in the placement of Plymouth's shares and Ms. Chase is a private investor. Mr. Clifton has no knowledge of any criminal convictions or securities violations by Mr. Meadows or Ms. Chase during the past five years. Mr. Clifton has no voting power over the Shares owned by his children's trusts. Mr. Clifton disclaims beneficial ownership of all these Shares.

        The Shares were purchased in two separate transactions, an exchange offer consummated on September 27, 1996 (the "Exchange Offer") and a subsequent equity offering consummated on December 26, 1996 (the "Equity Offering"). In the Exchange Offer, Plymouth offered either cash or Shares for the limited and general partnership interests and subordinated debt of SWF 1995 Limited Partnership, a Texas limited partnership. A total of 221,577 Shares were issued by Plymouth of which 46,160 Shares were issued to the trusts in which Mr. Clifton is attributed beneficial ownership. The Shares were issued in return for cancellation of $600,000 in indebtedness and 10 limited partnership units.

        On October 22, 1996 Plymouth began the Equity Offering. The Equity offering was for a minimum of $7,000,000 and a maximum of $9,000,000 at Plymouth's net asset value per Share as determined by Plymouth's board of trustees on a date as close as practicable to the close of the Equity Offering. Duncan-Smith Securities, Inc. a Texas corporation and a broker/dealer registered with the National Association of Securities Dealers, conducted the Equity Offering. A trust on which Mr. Clifton serves as a trustee with Ms. Chase purchased at total of 15,000 additional Shares at a price of $10.00 per Share.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understanding or relationships between Mr. Clifton and anyone related to the Shares which he is attributed beneficial ownership.


ITEM 7: MATERIAL TO BE FILED AS EXHIBIT

a)Line of credit between Central National Bank of Waco, Texas and Mary Lacy Clifton, A Separate Property Trust entered into on June 27, 1996.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 20, 1997
     -----------------------

Signature: /s/ William L. Clifton Jr.
          -----------------------------

Printed Name:   William L. Clifton, Jr.
             ------------------------------

                               PROMISSORY NOTE

----------------------------------------------------------------------------------------------------------------
   PRINCIPAL    LOAN DATE     MATURITY     LOAN NO.    CALL    COLLATERAL   ACCOUNT      OFFICER      INITIALS
  $500,000.00   12-24-1996    12-31-1997   3719300    220111      00          7319          MM
----------------------------------------------------------------------------------------------------------------

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER:       MARY LACY CLIFTON, A SEPARATE PROPERTY TRUST            LENDER:    CENTRAL NATIONAL BANK
                MARY LACY CLIFTON-CHASE, TRUSTEE                                   P.O. BOX 2525
                P.O. BOX 7005                                                      8320 W. HWY 84
                WACO, TX  76714                                                    WACO, TX  76702-2525


============================================================================

PRINCIPAL AMOUNT:  $500,000.00          INITIAL RATE:  8.250%                   DATE OF NOTE:   DECEMBER 24, 1996


PROMISE TO PAY. MARY LACY CLIFTON-CHASE, NOT PERSONALLY BUT AS TRUSTEE ON BEHALF OF MARY LACY CLIFTON, A SEPARATE PROPERTY TRUST UNDER THE PROVISIONS OF A TRUST AGREEMENT ("BORROWER") PROMISES TO PAY TO CENTRAL NATIONAL BANK ("LENDER"), OR ORDER, IN LAWFUL MONEY OF THE UNITED STATES OF AMERICA, THE PRINCIPAL AMOUNT OF FIVE HUNDRED THOUSAND & 00/100 DOLLARS ($500,000.00) OR SO MUCH AS MAY BE OUTSTANDING, TOGETHER WITH INTEREST ON THE UNPAID OUTSTANDING PRINCIPAL BALANCE OF EACH ADVANCE. INTEREST SHALL BE CALCULATED FROM THE DATE OF EACH ADVANCE UNTIL REPAYMENT OF EACH ADVANCE OR MATURITY, WHICHEVER OCCURS FIRST.

CHOICE OF USURY CEILING AND INTEREST RATE. The interest rate on this Note has been implemented under the "Indicated Rate Ceiling" as referred to in Article 5069-1.04 (a)(1) V.T.C.S. The terms, including the rate, or index, formula, or provision of law used to compute the rate on the Note, will be subject to revision as to current and future balances, from time to time by notice from Lender in compliance with Article 5069-1.04(i) V.T.C.S.

PAYMENT. BORROWER WILL PAY THIS LOAN IN ONE PAYMENT OF ALL OUTSTANDING PRINCIPAL PLUS ALL ACCRUED UNPAID INTEREST ON DECEMBER 31, 1997. IN ADDITION, BORROWER WILL PAY REGULAR QUARTERLY PAYMENTS OF ACCRUED UNPAID INTEREST BEGINNING MARCH 31, 1997, AND ALL SUBSEQUENT INTEREST PAYMENTS ARE DUE ON THE LAST DAY OF EACH QUARTER AFTER THAT. Interest on this Note is computed on a 365/365 simple interest basis; that is, by applying the ratio of the annual interest rate over the number of days in a year, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges. Notwithstanding any other provision of this Note, Lender will not charge interest on any undisbursed loan proceeds. No scheduled payment, whether of principal or interest or both, will be due unless sufficient loan funds have been disbursed by the scheduled payment date to justify the payment.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the The NationsBank Texas N.A. base lending rate (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current index rate upon Borrower's request. Borrower understands that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each day. THE INDEX CURRENTLY IS 8.250% PER ANNUM. THE INTEREST RATE TO BE APPLIED PRIOR TO MATURITY TO THE UNPAID PRINCIPAL BALANCE
OF THIS NOTE WILL BE AT A RATE EQUAL TO THE INDEX, RESULTING IN AN INITIAL RATE OF 8.250% PER ANNUM. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law. For purposes of this Note, the "maximum rate allowed by applicable law" means the greater of (a) the maximum rate of interest permitted under federal or other law applicable to the indebtedness evidenced by this Note, or (b) the "Indicated Rate Ceiling" as referred to in Article 5069-1.04(a)(1) V.T.C.S.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, they will reduce the principal balance due.

POST MATURITY RATE. The Post Maturity Rate on this Note is the maximum rate allowed by applicable law. Borrower will pay interest on all sums due after final maturity, whether by acceleration or otherwise, at that rate, with the exception of any amounts added to the principal balance of this Note based on Lender's payment of insurance premiums, which will continue to accrue interest at the pre-maturity rate.

DEFAULT. Borrower will be in default if any of the following happens: (a) Borrower fails to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished. (d) Borrower becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note.

If any default, other than a default in payment, is curable, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default; (a) cures the default within ten (10) days; or (b) if the cure requires more than ten (10) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDERS RIGHTS. Upon default, Lender may declare the entire indebtedness, including the unpaid principal balance on this Note, all accrued unpaid interest, and all other amounts, costs and expenses for which Borrower is responsible under this Note or any other agreement with Lender pertaining to this loan, immediately due, without notice, and then Borrower will pay that amount. Lender may hire an attorney to help collect this Note if Borrower does not pay, and Borrower will pay Lender's reasonable attorneys' fees. Borrower also will pay Lender all other amounts actually incurred by Lender as court costs, lawful fees for filing, recording, or releasing to any public office any instrument securing this loan; the reasonable cost actually expended for repossessing, storing, preparing for sale, and selling any security; and fees for noting a lien on or transferring a certificate of title to any motor vehicle offered as security for this loan, or premiums or identifiable charges received in connection with the sale of authorized insurance. THIS NOTE HAS BEEN DELIVERED TO LENDER AND ACCEPTED BY LENDER IN THE STATE OF TEXAS. IF THERE IS A LAWSUIT, AND IF THE TRANSACTION EVIDENCED BY THIS NOTE OCCURRED IN MCLENNAN COUNTY, BORROWER AGREES UPON LENDER'S REQUEST TO SUBMIT TO THE JURISDICTION OF THE COURTS OF MCLENNAN COUNTY, THE STATE OF TEXAS. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS.

RIGHT OF SETOFF. Borrower grants to Lender a contractual possessory security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such accounts.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note may be requested orally by Borrower or by an authorized person. All oral requests shall be confirmed in writing on the day of the request. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following party or parties are authorized to request advances under the line of credit until Lender receives from Borrower at Lender's address shown above written notice of revocation of their authority: MARY LACY CLIFTON-CHASE, TRUSTEE. Borrower agrees to be liable for all sums either; (a) advanced in accordance with the instructions of an authorized person or (b) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if; (a) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (b) Borrower or any guarantor ceases doing business or is insolvent; (c) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; or (d) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender. THIS REVOLVING LINE OF CREDIT SHALL NOT BE SUBJECT TO CHAPTER 15, ARTICLE 5069 V.T.C.S. (THE TEXAS CREDIT
CODE).

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. In particular, this section means (among other things) that Borrower does not agree or intend to pay, and Lender does not agree or intend to contract for, charge, collect, take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan than the maximum Lender would be permitted to charge or collect by federal law or the law of the State of Texas (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of this loan, and when the principal has been paid in full, be refunded to Borrower. The right to accelerate maturity of sums due under this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Lender does not intend to charge or collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced hereby does not exceed the applicable usury ceiling. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this

12-24-1996                      PROMISSORY NOTE                           PAGE 2
LOAN NO 3719300                   (CONTINUED)
-----===========================================================================
Note, to the extend allowed by law, waive presentment, demand for payment, protest, notice of dishonor, notice of intent to accelerate the maturity of this Note, and notice of acceleration of the maturity of this Note. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

TRUSTEES LIABILITY. The Borrower under this Note is Mary Lacy Clifton, A Separate Property Trust. This Note is executed by Mary Lacy Clifton-Chase, not personally but as Trustee, in the exercise of the power and authority conferred upon and vested in Mary Lacy Clifton-Chase as such Trustee, and is payable by Mary Lacy Clifton-Chase only out of the assets of the Trust described above or from any collateral for this loan. This limitation, however, shall in no way modify or discharge the personal liability of any guarantor, co-borrower, or cosigner of this Note.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:

x   COPY
  ---------------------------------------------------------
   Mary Lacy Clifton-Chase, as Trustee for Mary Lacy Clifton,
     A Separate Property Trust